CUSIP No. 743868101                                           Page 1 of 38 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       PROVIDENT FINANCIAL HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    743868101
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 743868101                                           Page 2 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           JAM Partners, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       131,375
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      131,375
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                           Page 3 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           JAM Special Opportunities Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
--------- ----------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       3,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      3,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                           Page 4 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           JAM Managers, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       134,375
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      134,375
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                           Page 5 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Seymour Jacobs
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      5,625
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       134,375
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       5,625
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      134,375
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 743868101                                           Page 6 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Endicott Partners, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       59,550
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      59,550
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                           Page 7 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Endicott Partners II, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       76,200
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      76,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                           Page 8 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Endicott Offshore Investors, Ltd.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       64,700
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      64,700
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
================================================================================

CUSIP No. 743868101                                           Page 9 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           W.R. Endicott, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       59,550
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      59,550
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                          Page 10 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           W.R. Endicott II, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       76,200
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      76,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 743868101                                          Page 11 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Endicott Management Co.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       20,200
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      20,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
================================================================================

CUSIP No. 743868101                                          Page 12 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Wayne K. Goldstein
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       220,650
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      220,650
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            <1.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 743868101                                          Page 13 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Robert I. Usdan
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS


---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       220,650
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      220,650
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,650
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 743868101                                          Page 14 of 38 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Gene F. Gaines
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      1,500
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       0
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       1,500
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,500
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 743868101                                          Page 15 of 38 Pages

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Provident Financial Holdings, Inc. (the "Company" or "Provident"). The address of the principal executive offices of the Company is 3756 Central Avenue, Riverside, California 92506. The joint filing agreement was filed with an earlier-filed version of this Schedule 13D.

Item 2. Identity and Background

     This Schedule 13D is being jointly filed by each of the following persons (collectively, the "Group" or the "Group Members," other than Gene F. Gaines, who as of the date of this Schedule 13D ceased to be a member of the Group):

(a)-(c)

     (1)  The "Jam Parties":

          (A)  JAM Partners, L.P., a Delaware limited partnership ("JAM").
          (B) JAM Special Opportunities Fund, L.P., a Delaware limited partnership ("JAM SOF").
          (C) JAM Managers, L.L.C. a Delaware limited liability company ("JAM MGR").
          (D)  Seymour Jacobs ("Mr. Jacobs").

     (2)  The "Endicott Parties":

          (A)  Endicott Partners, L.P., a Delaware limited partnership ("EPLP").
          (B) Endicott Partners II, L.P., a Delaware limited partnership ("EPLPII").
          (C) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI").
          (D) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC").
          (E) W.R. Endicott II, L.L.C., a Delaware limited liability company ("WRE II LLC").
          (F) Endicott Management Co., a Delaware corporation ("Endicott Management").
          (G)  Wayne K. Goldstein ("Mr. Goldstein").
          (H) Robert I. Usdan ("Mr. Usdan").

     (3)  Gene F. Gaines

     The Group Members have entered into a Joint Filing Agreement, a copy of which was filed with an earlier-filed version of this Schedule 13D.

     The business address of each Group Member is as follows:

     JAM, JAM SOF, JAM MGR and Mr. Jacobs:

CUSIP No. 743868101                                          Page 16 of 38 Pages

          One Fifth Avenue
          New York, NY 10003

     EPLP, EPLPII, WRE LLC, WRE II LLC, Endicott Management, Mr. Goldstein and Mr. Usdan:

          237 Park Avenue, Suite 801
          New York, NY 10017

     EOI:
          c/o Trident Fund Services (B.V.I) Ltd.
          Wickhams Cay P.O. Box 146 Road Town
          Tortola, British Virgin Islands

     Mr. Gene F. Gaines:
          1018 Second Street, Unit 1
          Santa Monica, California 90403

     JAM and JAM SOF are limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. JAM MGR is a limited liability company and general partner of JAM and JAM SOF. Mr. Jacobs is the sole Managing Member of JAM MGR.

     The business of EPLP, EPLPII and EOI is investment, in, among other things, the equity securities of various financial services providers. Endicott Management, in addition to being the advisor to EPLP, EPLPII and EOI, also manages two accounts which invests in, among other things, financial service providers. WRE LLC is the General Partner of EPLP. WRE II LLC is the General Partner of EPLPII. Messrs. Goldstein and Usdan are Co-Presidents of Endicott Management and Managing Members of WRE LLC and WRE II LLC.

     Mr. Gaines is an investor for his personal account. Mr. Gaines is Executive Vice President and the manager of the Private Banking Division at Pacific Western Bank, a subsidiary of First Community Bancorp.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No. 743868101                                          Page 17 of 38 Pages

Item 3. Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 360,650 shares, equal to 6.9% of the Common Stock of the Company.

     The amount of funds expended by JAM to acquire the 131,375 shares of Common Stock it holds in its name is $1,922,628. The amount of funds expended by JAM SOF to acquire 3,000 shares of Common Stock it holds in its name is $50,600. The amount of funds expended by Mr. Jacobs to acquire the 5,625 shares of Common Stock he holds in his name is $95,155. All of such funds were provided from available capital and from time to time, in part by margin account loans from NationsBanc Montgomery Securities, extended in the ordinary course of business on that firm's usual terms and conditions. All or part of the shares of Common Stock owned by any of the JAM Parties may from time to time be pledged as collateral for loans made by such firm to the JAM Parties. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

     The amount of funds expended by EPLP to acquire the 59,550 shares of Common Stock it holds in its name is $1,125,768. Such funds were provided from available capital. The amount of funds expended by EPLPII to acquire the 76,200 shares of Common Stock it holds in its name is $1,538,602. Such funds were provided from available capital. The amount of funds expended by EOI to acquire the 64,700 shares of Common Stock it holds in its name is $1,185,213. Such funds were provided from available capital. The amount of funds expended by Endicott Management to acquire the 20,200 shares of Common Stock it holds in its name is $310,430. Such funds were provided from available capital.

     The amount of funds expended by Mr. Gaines to acquire the 1,500 shares of Common Stock he holds in his name is $31,450. Such funds were provided from his personal funds.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group believe the Company's stock is undervalued. Members of the Group believe the Company's Board of Directors has not considered all opportunities to maximize shareholder value. The Group believes that the Board of Directors should actively consider all necessary steps to maximize shareholder value and that the current Board of Directors has not shown a willingness to consider such steps, including more aggressive share repurchases, increasing core profitability and a possible sale of the Company.

     On May 29, 2002, Mr. Jacobs sent a letter to the Board of Directors of the Company, expressing the Group's concerns and intentions. A copy of that letter is attached as Exhibit 2. On July 11, 2002, Mr. Jacobs sent a letter to the Board of Directors of the Company, again expressing the Group's concerns and intentions. A copy of that letter is attached as Exhibit

CUSIP No. 743868101                                          Page 18 of 38 Pages

3. On August 16, 2002, Mr. Jacobs sent a letter to the Company demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 4. On August 20, 2002, the Chairman of the Board of Directors of the Company sent a letter to Mr. Jacobs regarding the next annual meeting of shareholders of the Company. A copy of that letter is attached as Exhibit 5.

     On October 22, 2002, Mr. Jacobs sent a letter to the Board of Directors of the Company demanding that the Company set an annual meeting date consistent with its by-laws requiring that the meeting be held within thirteen (13) months of the last annual meeting. The letter also notified the Company of Mr. Jacobs' intent to formally nominate himself and Mr. Gene Gaines to run for two Board of Director slots at the next annual meeting. A copy of that letter is attached as
Exhibit 6. After sending the Company his October 22, 2002 letter, Mr. Jacobs received an electronic communication from the Company suggesting further revisions to the standstill agreement . A copy of that company communication suggesting revisions to the standstill agreement is attached as Exhibit 7. Mr. Jacobs contacted the Company rejecting their proposal.

     On November 26, 2002, the members of the Group entered into an Agreement with the Company, pursuant to which, among other things, Mr. Jacobs will be appointed to the expanded Board of Directors and will be nominated for election by the Company at the next annual meeting of stockholders. A copy of that Agreement is attached as Exhibit 8. As part of that Agreement, Mr. Jacobs has agreed to withdraw his notice of intent to nominate himself and Mr. Gaines for election to the Board of Directors at the next annual meeting, as well as his demand for a stockholder list and other materials.

     Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,211,169, reported as the number of outstanding shares as of November 12, 2002, on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market, except as otherwise stated.

(A)  JAM Partners, L.P.

     (a)-(b) See cover page.

CUSIP No. 743868101                                          Page 19 of 38 Pages

     (c) On November 27, 2002, JAM sold 18,625 shares of Common Stock at a price of $26.23 each.

     (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM, including the voting and disposition of shares of Common Stock held in the name of JAM. Mr. Jacobs is also the General Partner of JAM. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM.

(B)  JAM Special Opportunities Fund, L.P.

     (a)-(b) See cover page.

     (c) On November 27, 2002, JAM SOF sold 2,625 shares of Common Stock at a price of $26.23 each.

     (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM SOF, including the voting and disposition of shares of Common Stock held in the name of JAM SOF. Mr. Jacobs is also the General Partner of JAM SOF. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM.

(C)  JAM Managers, L.L.C.

     (a)-(b) See cover page.

     (c) JAM MGR has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM MGR.

(D)  Seymour Jacobs

     (a)-(b) See cover page.

     (c) On November 27, 2002, Mr. Jacobs sold 3,750 shares of Common Stock at a price of $26.23 each.

(E)  Endicott Partners, L.P.

     (a)-(b) See cover page.

CUSIP No. 743868101                                          Page 20 of 38 Pages

     (c) On November 27, 2002, EPLP sold 13,800 shares of Common Stock at a price of $26.23 each.

     (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. WRE LLC is the general partner of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE LLC. WRE LLC has the power to vote or direct the affairs of EPLP, including the voting and disposition of shares of Common Stock held in the name of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLP.

(E)  Endicott Partners II, L.P.

     (a)-(b) See cover page.

     (c) On November 27, 2002, EPLPII sold 6,800 shares of Common Stock at a price of $26.23 each.

     (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. WRE II LLC is the general partner of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE II LLC. WRE II LLC has the power to vote or direct the affairs of EPLPII, including the voting and disposition of shares of Common Stock held in the name of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLPII.

(E)  Endicott Offshore Investors, Ltd.

     (a)-(b) See cover page.

     (c) On November 27, 2002, EOI sold 13,800 shares of Common Stock at a price of $26.23 each.

     (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Endicott Management directs the investment affairs of EOI. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of EOI, including voting and disposition power with regard to shares of Common Stock held in the name of EOI.

(F)  W.R. Endicott, L.L.C.

     (a)-(b) See cover page.

     (c) WRE LLC has made no purchases or sales of Common Stock in the last 60 days.

CUSIP No. 743868101                                          Page 21 of 38 Pages

     (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE LLC, including voting and disposition power with regard to shares of Common Stock held in the name of WRE LLC.

(G)  W.R. Endicott II, L.L.C.

     (a)-(b) See cover page.

     (c) WRE II LLC has made no purchases or sales of Common Stock in the last 60 days.

     (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE II LLC, including voting and disposition power with regard to shares of Common Stock held in the name of WRE II LLC.

(H)  Endicott Management Co.

     (a)-(b) See cover page.

     (c) On November 27, 2002, Endicott Management sold for its managed accounts 2,800 shares of Common Stock at a price of $26.23 each.

     (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of Endicott Management, including voting and disposition power with regard to shares of Common Stock held in the name of Endicott Management.

(I)  Wayne K. Goldstein

     (a)-(b) See cover page.

     (c) Mr. Goldstein has made no purchases or sales of Common Stock in the last 60 days.

(J)  Robert I. Usdan

     (a)-(b) See cover page.

     (c) Mr. Usdan has made no purchases or sales of Common Stock in the last 60 days.

(K)  Gene F. Gaines

     (a)-(b) See cover page.

CUSIP No. 743868101                                          Page 22 of 38 Pages

     (c) Mr. Gaines has made no purchases or sales of Common Stock in the last 60 days.

     (d)  Not applicable.

     (e) As of the date of this Schedule 13D, Mr. Gaines ceased to be a member of the Group and therefore ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     With respect to the Endicott Parties, for all accounts managed Endicott Management is entitled to a management fee based upon a percentage of total capital managed. In addition, Endicott Management receives an allocation of a portion of profits, if any, for the two managed accounts managed by it and the account managed for EOI. WRE LLC receives an allocation of a portion of profits, if any, for the account managed for EPLP. WRE II LLC receives an allocation of a portion of profits, if any, for the account managed for EPLPII. With respect to the JAM Parties, JAM MGR is entitled to a management fee and an allocation of a portion of profits of JAM and JAM SOF.

     Other than the foregoing agreements and the Joint Filing Agreement which was filed with an earlier-filed version of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     No.  Description
    ----  -----------
     1    Joint Filing Agreement.*
     2    Letter from Mr. Jacobs to the
          Board of Directors of the Company, dated May 29, 2002.*
     3    Letter from
          Mr. Jacobs to the Board of Directors of the Company, dated July 11, 2002.*
     4    Letter from Mr. Jacobs to the Chairman of the Board of
          Directors of the Company, dated August 16, 2002.*
     5    Letter from the
          Chairman of the Board of Directors of the Company to Mr. Jacobs, dated August 20, 2002.*
     6    Letter from Mr. Jacobs to the Board of Directors
          of the Company, dated October 22, 2002.*
     7    Company communication
          suggesting revisions to the standstill agreement, dated October 22, 2002.*
     8    Agreement among the Company and the Group Members, dated
          November 26, 2002.
______________

CUSIP No. 743868101                                          Page 23 of 38 Pages

*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 743868101                                          Page 24 of 38 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2002

                           ----------------------------------------------------
                           JAM Partners, L.P.

                           By:      /s/ Seymour Jacobs
                                    Seymour Jacobs
                                    General Partner

                           ----------------------------------------------------
                           JAM Special Opportunities Fund, L.P.

                           By:      /s/ Seymour Jacobs
                                    Seymour Jacobs
                                    General Partner

                           ----------------------------------------------------
                           JAM Managers, L.L.C.

                           By:      /s/ Seymour Jacobs
                                    Seymour Jacobs
                                    Managing Member

                           ----------------------------------------------------
                           Endicott Partners, L.P.

                           By:      W.R. Endicott, L.L.C.
                                    General Partner

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    Managing Member

                           ----------------------------------------------------
                           Endicott Partners II, L.P.

                           By:      W.R. Endicott II, L.L.C.
                                    General Partner

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    Managing Member

CUSIP No. 743868101                                          Page 25 of 38 Pages

                           ----------------------------------------------------
                           Enndicott Offshore Investors, Ltd.

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    Director

                           ----------------------------------------------------
                           W.R. Endicott, L.L.C.

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    Managing Member

                           ----------------------------------------------------
                           W.R. Endicott II, L.L.C.

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    Managing Member

                           ----------------------------------------------------
                           Endicott Management Co.

                           By:      /s/ Robert I. Usdan
                                    Robert I. Usdan
                                    President
                           ----------------------------------------------------


-----------------------------------------

By:      /s/ Seymour Jacobs
         Seymour Jacobs

-----------------------------------------

By:      /s/ Wayne K. Goldstein
         Wayne K. Goldstein

-----------------------------------------

By:      /s/ Robert I. Usdan
         Robert I. Usdan

-----------------------------------------

By:      /s/ Gene F. Gaines
         Gene F. Gaines

-----------------------------------------